Exhibit 21

DEVON ENERGY CORPORATION

Significant Subsidiaries

1.	Devon Energy Corporation (Oklahoma), an Oklahoma corporation;

2.	Devon Energy Production Company, L.P., an Oklahoma limited partnership;

3.	Devon Canada Corporation, a Nova Scotia company;

4.	Devon Canada, a general partnership registered in Alberta;

5.	Devon ARL Corporation, an Alberta Company;

6.	Devon Operating Company Ltd., a Nova Scotia company;

7.	Devon Louisiana Corporation, a Louisiana corporation;

8.	Devon OEI Operating, Inc., a Delaware corporation;

9.	Devon AXL, a general partnership registered in Alberta; and

10.	Northstar Energy Corporation, a Nova Scotia company.